UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010.

Commission File Number 000-53879

COUGAR OIL AND GAS CANADA INC. (formerly Ore-More Resources Inc.)
(Translation of registrant’s name into English)

833 4th Avenue S.W., Suite 1120 Calgary, Alberta T2P 3T5 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                  .

Name Change

On February 4, 2010, Ore-More Resources Inc. (the "Company") filed a Certificate of Amendment to its Certificate of Incorporation with the Registrar of Corporations in Alberta, Canada, changing the Company’s name to “Cougar Oil and Gas Canada Inc.”

Stockholders are not required to submit their stock certificates to be re-issued under the new name of the Company.  The current stock certificates will continue to be valid and represent the shares that are currently outstanding and held.  However, stockholders may submit their stock certificates to the transfer agent of the company for re-issuance if they wish.

As a result of the change of name, the OTC Bulletin Board symbol under which the common stock trades will change from “OMORF.OB” to “COUGF.OB” effective February 22, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
COUGAR OIL AND GAS CANADA INC.
(formerly, Ore-More Resources Inc.)

Date: February 19, 2010	By: /s/ William S. Tighe
Name: William S. Tighe
Title: Chairman of the Board

EXHIBIT

Exhibit Number	Description

1.1	Amendment to Certificate of Incorporation for Change of Name, dated February 4, 2010*

99.1	Press Release dated February 19, 2010, relating to the change of name and ticker symbol*

___________________

* filed herewith